=============================================================================

                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                           ---------------------

                               SCHEDULE 13G
                             (AMENDMENT NO. 1)
                              (Rule 13d-102)
                 Under the Securities Exchange Act of 1934

        Information to be included in statements filed pursuant to
            Rules 13d-1(6) and (c) and Amendments thereto filed
                           pursuant to 13d-2(b)

                     WILSONS THE LEATHER EXPERTS INC.
                             (Name of Issuer)

                               Common Stock
                              $.01 PAR VALUE
                      (Title of Class of Securities)

                           ---------------------

                                972463-103
                              (CUSIP Number)

=============================================================================





                               SCHEDULE 13G

CUSIP No. 972463-103                                 Page 1 of  5 Pages

       1           NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                   CVS New York, Inc. ("CVS")
                   04-1611460

       2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [ ]
                                                                (b)  [ ]
       3           SEC USE ONLY

       4           CITIZENSHIP OR PLACE OF ORGANIZATION

                   New York

             NUMBER OF SHARES             5         SOLE VOTING POWER
           BENEFICIALLY OWNED BY
           EACH REPORTING PERSON                    None.
                   WITH
                                          6         SHARED VOTING POWER

                                          7         SOLE DISPOSITIVE POWER

                                                    None.

                                          8         SHARED DISPOSITIVE POWER


       9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   None.

      10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES    [ ]
                   CERTAIN SHARES*

      11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   Not applicable.

      12           TYPE OF REPORTING PERSON*

                   CO


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




Item 1(a).  Name of Issuer.

Wilsons The Leather Experts Inc.

Item 1(b). Address of Issuer's Principal Executive Offices

7401 Boone Avenue North
Brooklyn Park, Minnesota 55428

Item 2(a).  Name of Person Filing.

The name of the person filing this statement is CVS New York, Inc. ("CVS").

Item 2(b).  Address of Principal Business Office or, if None, Residence.

The address of the principal business office of CVS is One CVS Drive, Woonsocket, Rhode Island 02895.

Item 2(c). Citizenship.

New York

Item 2(d). Title of Class of Securities.

Common Stock, $.01 par value.

Item 2(e). CUSIP Number.

972463-103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing is a:

      (a) [ ] Broker or dealer registered under Section 15 of the Act,

      (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

      (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
              Act,

      (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

      (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

      (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

      (g) [ ] Parent Holding Company, in accordance with Rule
              13d-1(b)(ii)(G); see Item 7,

      (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item. 4. Ownership

As of April 20, 1998:

(a) Amount beneficially owned:

None.

(b) Percent of class:

Not applicable.

(c) Number of shares as to which such person has:

      (i) Sole power to vote or to direct the vote: None.

      (ii) Shared power to vote or to direct the vote: __________________.

      (iii) Sole power to dispose or to direct the disposition of: None.

      (iv) Shared power to dispose or to direct the disposition of: ____________________.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.



                                SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 20, 1998

                                           CVS NEW YORK, INC.



                                           By: /s/ Charles C. Conaway
                                              -------------------------
                                              Name:  Charles C. Conaway
                                              Title: Chief Financial Officer